PRESS RELEASE

June 6, 2006

AXA ANNOUNCES THE SIGNING OF A DEFINITIVE AGREEMENT TO CEDE AXA RE’S BUSINESS TO STONE POINT CAPITAL

Following the receipt of a binding offer on April 6, 2006 and consultation with the relevant workers’ councils, AXA announces the signing of a definitive agreement to cede the business of AXA RE to Paris Re Holdings Limited.

Paris Re Holdings is a newly-created company with a capitalization of approximately $1.5 billion sponsored by a consortium of international investors led by Trident III, L.P., a fund managed by Stone Point Capital LLC., with other lead investors including Hellman & Friedman, Vestar Capital Partners, Crestview Capital Partners, ABN Amro and New Mountain Capital. AXA will take a stake of approximately 4% in Paris Re Holdings.

Under the terms of the agreement, the business of AXA RE is expected to be ceded in 2007 to Paris Re Holdings, with the risks and corresponding net income related to AXA Re’s 2006 claims experience accruing to Paris Re Holdings. AXA will continue to manage underwriting and claims for 2006 and prior years.

AXA will guarantee the reserves pertaining to losses incurred on or before December 31, 2005. The corresponding accounting results will be reported in the Other International Insurance segment starting June 30, 2006.

This transaction will generate a capital gain of approximately Euro 120 million1  on the business ceded, and AXA will begin benefiting from the capital release in 2007.

Completion of the transaction is subject to the satisfaction of various closing conditions including obtaining required regulatory approvals.

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1 Gross of tax

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About AXA

AXA Group is a worldwide leader in Financial Protection. AXA’s operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 1,064 billion in assets under management as of December 31, 2005. For full year 2005, IFRS revenues amounted to Euro 72 billion and IFRS underlying earnings amounted to Euro 3,258 million.

The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

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This press release is available on the AXA Group web site: www.axa.com

AXA Investor Relations:		AXA Media Relations:
Etienne Bouas-Laurent:	+33.1.40.75.46.85	Christophe Dufraux:	+33.1.40.75.46.74
Caroline Portel:	+33.1.40.75.49.84	Clara Rodrigo:	+33.1.40.75.47.22
Sophie Bourlanges:	+33.1.40.75.56.07	Mary Taylor:	+1.212.314.5845
Emmanuel Touzeau:	+33.1.40.75.49.05
Kevin Molloy:	+1.212.314.2893

 IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA’s plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents, economic and market developments, regulatory actions and developments, litigations and other proceedings. Please refer to AXA’s Annual Report on Form 20-F for the year ended December 31, 2004 and AXA’s Document de Référence for the year ended December 31, 2005, for a description of certain important factors, risks and uncertainties that may affect AXA’s business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

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